Exhibit 12
Cendant Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

		Three Months Ended March 31,
		2006	2005

Earnings before fixed charges:
Income before income taxes and minority interest		$192	$179
Plus:	Fixed charges	250	197
	Amortization of capitalized interest	1	1
Less:	Capitalized interest	3	1

Earnings available to cover fixed charges		$440	$376

Fixed charges (a):
Interest, including amortization of deferred financing costs (b)		$208	$160
Interest portion of rental payment		42	37

Total fixed charges		$250	$197

Ratio of earnings to fixed charges		1.76x	1.91x

(a)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs and capitalized interest) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Three Months Ended
	March 31,

	2006	2005

Related to the debt under management programs incurred by the Company’s vehicle rental business	$97	$63
All other	111	97

(b)	Does not include interest expense from discontinued operations of $11 million for the three months ended March 31, 2005.
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